Form 144

1
a California News Tech
b 88-0417389
c 000-50762
d 529 Buchanan St.  San Francisco, CA 94102
e 415-205-1695

2
a Gail A. Arkoosh
b ###-##-####
c None
d 3415 Klamath Woods Place Concord, CA 94518

3
a Common
b 	ETRADE Securities LLC
	P.O. Box 1542
	Merrifield, VA
	22116
c 20,000
d $0
e 3,000,000+
f 3-3-06
g NASDAQ Over The Counter

Table 1 - Securities to be sold

Title of the class: Common
Date you aquired: 2001
Name of Acquisition Transaction: Private Placement
Name of person from whom acquired: California News Tech
Amount of Securities Acquired: 183,333
Date of payment: 2001
Nature of Payment: Check

Date of Notice: 03,03,2006
Signature: John T. Arkoosh


Footnote

3d - 20,000 shares being gifted to children.
3e- 3,000,000+ is an approximation.